UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: April 8, 2011

Exhibit Index

Exhibit No.	Description

99.1	Press release announcing exercise and closing of over-allotment option from convertible senior notes offering

Exhibit 99.1

ReneSola Ltd Announces Exercise and Closing of US$25 Million Over-Allotment Option from its US$175 Million Convertible Senior Notes Offering

JIASHAN, China, April 7, 2011 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) announced today the closing of the sale of an additional US$25 million of convertible senior notes due 2018 (the “option notes”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Act”), following the exercise in full by the initial purchasers of their over-allotment option granted in connection with ReneSola’s recently-closed offering of US$175 million of convertible senior notes due 2018 (the “firm notes”).

The option notes are convertible into ReneSola’s American Depositary Shares (“ADSs”), each representing as of the date above two ordinary shares of ReneSola, no par value, at an initial conversion rate of 94.8114 ADSs per US$1,000 principal amount of the option notes (equivalent to an initial conversion price of approximately US$10.55 per ADS), subject to adjustment under certain circumstances.

The option notes will accrue interest at an annual rate of 4.125%. Interest on the option notes will be payable semiannually in arrears on March 15 and September 15 of each year, beginning September 15, 2011. The option notes will mature on March 15, 2018, unless previously repurchased or converted in accordance with their terms prior to such date.

ReneSola also entered into an additional capped call transaction, which covers, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes. The additional capped call transaction is expected generally to reduce the potential dilution to the ordinary shares and ADSs upon conversion of the option notes. The cap price under the additional capped call transaction is initially US$15.0675 per ADS and is subject to customary anti-dilution adjustments.

The option notes and ReneSola’s ADSs issuable upon conversion of the option notes, and the ordinary shares represented thereby, have not been registered under the Act, or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities. Any offers of securities will be made only by means of an offering memorandum.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL).

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Feng Qi

ReneSola Ltd

Tel: +86-573-8477-3903

E-mail: feng.qi@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: sol@ogilvy.com